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                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 33370217

PROSPECTUS

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                                1,817,458 Shares

                      LEXINGTON CORPORATE PROPERTIES TRUST

                                  Common Shares

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
THE COMPANY:
 -   We are a self-managed and self-                     -    We are issuing Common Shares in
     administered real estate investment trust                exchange for the redemption of an equal
     that acquires, owns and manages a                        number of units of limited partnership
     geographically diversified portfolio of                  interests in one of our controlled
     net leased office, industrial and retail                 subsidiaries.  We will not receive
     properties.                                              proceeds from any Common Shares
                                                              which may be issued.  We are not being
                                                              assisted by any underwriter in
                                                              connection with the issuance of any
                                                              Common Shares.


                                                         TRADING SYMBOL:
-    Lexington Corporate Properties Trust                -    The Common Shares are listed on The
     355 Lexington Avenue                                     New York Stock Exchange under the
     New York, New York  10017                                symbol "LXP."  On January 22, 1999,
     (212) 692-7260                                           the last reported sale price of a
                                                              Common Share was $12.


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THIS INVESTMENT INVOLVES RISK. YOU SHOULD REVIEW "RISK FACTORS" BEGINNING ON
PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER PRIOR TO INVESTING IN THE COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                TABLE OF CONTENTS

                                                                           Page

Where You Can Find More Information.........................................  2
Forward-Looking Statements..................................................  3
Prospectus Summary..........................................................  4
Risk Factors................................................................  6
Description of Capital Shares...............................................  9
Description of Units........................................................ 11
Registration Rights......................................................... 15
Redemption of Units......................................................... 16
Use of Proceeds............................................................. 28
Distributions On OP Units................................................... 28
The Company................................................................. 29
Management.................................................................. 32
Certain Relationships and Related
   Transactions............................................................. 34
Federal Income Tax Considerations
   of Holding Shares in a REIT.............................................. 34
Plan of Distribution........................................................ 47
Experts..................................................................... 47
Legal Matters............................................................... 48

                       WHERE YOU CAN FIND MORE INFORMATION

                  Lexington Corporate Properties Trust (the "Company", "we" or "us") files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

                  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          1. The Company's Quarterly Report on Form 10-Q (Commission File No. 1-12386) for the quarter ended March 31, 1998, filed on May 15, 1998.

          2. The Company's Quarterly Report on Form 10-Q (Commission File No. 1-12386) for the quarter ended June 30, 1998, filed on August 14, 1998.

          3. The Company's Quarterly Report on Form 10-Q (Commission File No. 1-12386) for the quarter ended September 30, 1998, filed on November 12, 1998.

          4. The Company's Annual Report on Form 10-K (Commission File No. 1-12386) for the year ended December 31, 1997, filed on March 31, 1998.

          5. The Company's Current Report on Form 8-K (Commission File No. 1-12386), filed on January 16, 1998.

          6. The Company's Current Report on Form 8-K (Commission File No. 1-12386), filed on July 1, 1998.


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          7.      The Company's Current Report on Form 8-K (Commission File No.
                  1-12386), filed on September 11, 1998.

          8. The Company's 1998 Proxy Statement on Schedule 14-A (Commission File No. 1-12386), filed on April 22, 1998.

                  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                           T. Wilson Eglin, President
                      Lexington Corporate Properties Trust
                              355 Lexington Avenue
                            New York, New York 10017
                                 (212) 692-7260

                  This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


                           FORWARD-LOOKING STATEMENTS

                  In addition to historical information, we have made forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus, such as those pertaining to our capital resources, portfolio performance and result of operations. "Forward-looking statements" are projections, plans, objectives or assumptions about the Company. Forward-looking statements involve numerous risks and uncertainties and you should not place undue reliance on such statements since there can be no assurance that the events or circumstances reflected in these statements will actually occur. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to successfully integrate acquired properties and operations, risks and uncertainties affecting property development and construction (including, without limitation, construction delays, costs overruns, inability to obtain necessary permits and public opposition to such activities), failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in this prospectus under the heading "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. We assume no obligation to update forward-looking statements.



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                               PROSPECTUS SUMMARY


                  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and related Notes thereto incorporated by reference into this prospectus. All references to the "Company," "we" or "us" refer to Lexington Corporate Properties Trust, a Maryland real estate investment trust, and those entities owned or controlled, directly or indirectly, by Lexington Corporate Properties Trust.

                                   THE COMPANY

                  We are a self-managed and self-administered real estate investment trust ("REIT") that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this prospectus, we own 67 properties or interests therein (the "Properties," and each a "Property"). Substantially all of our leases are "net leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs. The Properties are located in 29 states, have approximately 11.1 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $76.0 million in annual rent. Our tenants, many of which are nationally recognized, include Bank One Arizona, N.A., Circuit City Stores, Inc., The Hartford Fire Insurance Company, Honeywell, Inc., Kmart Corporation, Lockheed Martin Corporation, Northwest Pipeline Corporation, Ryder Integrated Logistics and Wal-Mart Stores, Inc.
                  Our senior executive officers average 17 years of experience in the real estate investment and net lease business. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. Since January 1, 1998, we have also enhanced the value of our portfolio by acquiring $215.0 million of properties, aggregating approximately 3.9 million net rentable square feet and accounting for approximately $24.1 million in annual rent. In addition, we have entered into an agreement to purchase an additional property for $36.2 million, which is a build-to-suit property currently under construction and expected to be ready for delivery no later than January 2000. As part of our ongoing efforts, we expect to continue to effect portfolio and individual property acquisitions and dispositions, expand existing Properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness, when advisable.
                  The Company, through a predecessor entity, commenced operations in 1993 as a REIT, with two operating partnership subsidiaries. This operating partnership structure enables us to acquire property by issuing to a seller, as a form of consideration, interests ("OP Units") in our subsidiary operating partnerships. The OP Units are redeemable, after certain dates, for Common Shares. See "Distributions On OP Units." We believe that this corporate structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving the Company's available cash for other purposes, including the payment of distributions. We have used OP Units as a form of consideration in connection with the acquisition of 22 of our Properties.

                  Our principal executive offices are located at 355 Lexington Avenue, New York, New York 10017, and our telephone number is (212) 692-7260.



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                                  RISK FACTORS

                  An investment in the Common Shares offered hereby (the "Redemption Shares") involves various risks. For a discussion of factors that should be considered in evaluating such an investment, see "Risk Factors" beginning on page 6.


                               DISTRIBUTION POLICY

                  Distributions are paid to our shareholders on a quarterly basis if, as and when declared by the Board of Trustees. Our current annualized distribution per Common Share is $1.20. In order to maintain our status as a REIT, we must distribute at least 95% of our "REIT taxable income" and 95% of any after-tax net income from foreclosure properties, in each case less any excess non-cash income, to our common shareholders. See "Federal Income Tax Considerations of Holding Shares in a REIT." Although we expect to continue our policy of making quarterly distributions, there can be no assurance that we will maintain distributions at the current level.



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                                  RISK FACTORS


                  Tax Impact to Unit Holders of Redemption of Units. Lepercq Corporate Income Fund L.P.'s ("LCIF" or the "Operating Partnership") Partnership Agreement provides that the redemption of Units will be treated by the Company, LCIF and the redeeming Unit holder as a sale of the Units by such Unit holder to the Company at the time of redemption. Such sale will be fully taxable to the redeeming Unit holder. See "Redemption of Units -- Tax Treatment of Redemption of Units."

                  Risks Involved in Single Tenant Leases. We focus our acquisition activities in net leased real properties or interests therein. Due to the fact that our net leased real properties are leased to single tenants, the financial failure of or other default by a tenant resulting in the termination of a lease is likely to cause a significant reduction in the operating cash flow of the lessor and might decrease the value of the property leased to such tenant. See "The Company -- The Net Lease Real Estate Business."
                  Dependence on Major Tenants. Revenues from several of our tenants and/or their guarantors constitute a significant percentage of our consolidated rental revenues. Our five largest tenants/guarantors, which occupy nine Properties, represent 38.9% of annualized revenues. The default, financial distress or bankruptcy of any of the tenants of such Properties could cause interruptions in the receipt of lease revenues from such tenants and/or result in vacancies in the respective Properties, which would reduce our revenues until the affected property is re-let, and could decrease the ultimate sale value of each such Property. Upon the expiration of the leases that are currently in place with respect to these Properties, we may not be able to re-lease the vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.
                  Leverage. We have incurred, and may continue to incur, indebtedness (secured and unsecured) in furtherance of our activities. Neither the Declaration of Trust nor any policy statement formally adopted by the Board of Trustees limits either the total amount of indebtedness or the specified percentage of indebtedness (based upon the total market capitalization of the Company) which may be incurred. Accordingly, we could become more highly leveraged, resulting in increased risk of default on our obligations and in an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. Our current unsecured revolving credit facility with Fleet National Bank, as agent (the "Credit Facility") contains various covenants which limit the amount of secured and unsecured indebtedness we may incur.

                  Possible Inability to Refinance Balloon Payment on Mortgage Debt. A significant number of our Properties are subject to mortgages with balloon payments. Scheduled balloon payments for the next five years are as follows:

                      -    1999 - $5.6 million;
                      -    2000 - $13.1 million;
                      -    2001 - $1.0 million;
                      -    2002 - $9.6 million; and
                      -    2003 - $0.

Our Credit Facility matures in 2001. Our ability to make such balloon payments will depend upon our ability either to refinance the mortgage related thereto or to sell the related property. Our ability to accomplish such goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, our equity in the mortgaged properties, our financial condition, the operating history of the mortgaged properties and tax laws.


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                  Uncertainties Relating to Lease Renewals and Re-letting of
Space. We will be subject to the risks that, upon expiration of leases for space located in our Properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If we are unable to re-let promptly all or a substantial portion of our commercial units or if the rental rates upon such re-letting were significantly lower than expected rates, our net income and ability to make expected distributions to our shareholders would be adversely affected. There can be no assurance that we will be able to retain tenants in any of our Properties upon the expiration of their leases. Our scheduled lease expirations, as a percentage of annualized revenues for the next five years, are as follows:

                      -    1999 - 0%;
                      -    2000 - 0.87%;
                      -    2001 - 4.33%;
                      -    2002 - 3.77%; and
                      -    2003 - 2.53%.

                  Defaults on Cross-Collateralized Properties. Although we do not generally cross-collateralize any of our properties, we may determine to do so from time to time. As of the date of this prospectus, two of our Properties in Florida are cross-collateralized and 17 of our Properties are the subject of a segregated pool of assets with respect to which commercial mortgage pass-through certificates were issued. To the extent that any of our Properties are cross-collateralized, any default by us under the mortgage relating to one such Property will result in a default under the financing arrangements relating to any other Property which also provides security for such mortgage.

                  Possible Liability Relating to Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Such liability may be imposed on the owner in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remove such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral, which, in turn, would reduce our revenues and ability to make distributions. A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although our tenants are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect thereto, we may be required to satisfy such obligations. In addition, under certain environmental laws, we, as the owner of such properties, may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

                  From time to time, in connection with the conduct of our business, and prior to the acquisition of any property from a third party or as required by our financing sources, we authorize the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to our Properties. Based upon such environmental reports and our ongoing review of our Properties, as of the date of this prospectus, we are not aware of any environmental condition with respect to any of our Properties which we believe would be reasonably likely to have a material adverse effect on


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us. There can be no assurance, however, that the following will not expose us to material liability in the future:

              - the discovery of previously unknown environmental conditions;
              - changes in law;
              - the conduct of tenants; or
              - activities relating to properties in the vicinity of the
                Properties.

Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of our tenants, which could adversely affect our financial condition or results of operations.

                  Risks Relating to Acquisitions. A significant element of our business strategy is the enhancement of our portfolio through acquisitions of additional properties. The consummation of any future acquisition will be subject to satisfactory completion of our extensive valuation analysis and due diligence review and to the negotiation of definitive documentation. There can be no assurance that we will be able to identify and acquire additional properties or that we will be able to finance acquisitions in the future. In addition, there can be no assurance that any such acquisition, if consummated, will be profitable for us. If we are unable to consummate the acquisition of additional properties in the future, there can be no assurance that we will be able to increase the cash available for distribution to our shareholders.

                  Concentration of Ownership by Certain Investors. In three separate closings in 1997, we sold 2,000,000 Class A Senior Cumulative Convertible Preferred Shares of Beneficial Interest in the Company to Five Arrows Realty, L.L.C. ("Five Arrows"). The Convertible Preferred Shares are convertible at anytime into Common Shares on a one-to-one basis at $12.50 per share. In March 1997, we sold to an institutional investor in a private placement 8% Exchangeable Redeemable Secured Notes in the aggregate principal amount of $25 million. The Exchangeable Notes are exchangeable at $13.00 per share for our Common Shares beginning in the year 2000, subject to adjustment. Significant concentrations of ownership by certain investors may allow such investors to exert a greater influence over our management and affairs.

                  Uninsured Loss. We carry comprehensive liability, fire, extended coverage and carry rent loss insurance on most of our Properties, with policy specifications and insured limits customarily carried for similar properties. However, with respect to certain of the Properties where the leases do not provide for abatement of rent under any circumstances, we generally do not maintain rent loss insurance. In addition, there are certain types of losses (such as due to wars or acts of God) that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in a Property, as well as the anticipated future revenues from a Property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Property. Any such loss would adversely affect our financial condition. We believe that the Properties are adequately insured in accordance with industry standards.

                  Adverse Effects of Changes in Market Interest Rates. The trading prices of equity securities issued by REITs have historically been affected by changes in broader market interest rates, with increases in interest rates resulting in decreases in trading prices, and decreases in interest rates resulting in increases in such trading prices. An increase in market interest rates could therefore adversely affect the trading prices of any equity securities issued by us.


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                  Competition. The real estate industry is highly competitive.
Our principal competitors include national REITs, many of which are substantially larger and have substantially greater financial resources than us.

                  Failure to Qualify as a REIT. We believe that we have met the requirements for qualification as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 1993 and we intend to continue to meet such requirements in the future. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations. No assurance can be given that we have qualified or will remain qualified as a REIT. The Code provisions and income tax regulations applicable to REITs are more complex than those applicable to corporations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, no assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or the federal income tax consequences of such qualification. If we do not qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our income subject to tax at the regular corporate rates. We also could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Cash available for distribution to our shareholders would be significantly reduced for each year in which we do not qualify as a REIT. Although we currently intend to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause us, without the consent of the shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification.

                          DESCRIPTION OF CAPITAL SHARES

                  The description of the Company's Capital Shares set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Declaration of Trust and By-laws, copies of which are incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information."

AUTHORIZED CAPITAL

                  The Company has an aggregate of 40,000,000 authorized Common Shares, 40,000,000 Excess Shares and 10,000,000 undesignated Preferred Shares (2,000,000 of which have been designated Class A Senior Cumulative Convertible Preferred Shares) available for issuance under its Declaration of Trust. Such shares (other than reserved shares) may be issued from time to time by us in the discretion of the Board of Trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated Preferred Shares may be issued in one or more additional classes with such designations, preferences and relative participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as shall be fixed by the Board of Trustees. Also, the Board of Trustees is authorized to classify and reclassify any unissued capital shares by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such capital shares. Such authority includes, without limitation, subject to the provisions of the Declaration of Trust, authority to classify or reclassify any unissued capital shares into a class or classes of preferred shares, preferences shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of such class. In certain circumstances, the issuance of Preferred Shares, or the exercise by the Board of Trustees of such rights to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for the Common Shares or seeking to change incumbent management.


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
                  As of the date of this prospectus, we have also filed with the Commission a Registration Statement (Registration No. 333-49351) pursuant to which we may offer, from time to time, in one or more series (i) Common Shares,
(ii) Preferred Shares and (iii) debt securities (the "Debt Securities"), which may be senior or subordinated debt securities, with an aggregate public offering price of up to $250,000,000. The Common Shares, Preferred Shares and Debt Securities may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be determined from time to time. In addition, we filed with the Commission a Registration Statement (Registration No. 333-57853) to register, for the possible issuance by us, 1,829,300 Common Shares to redeem up to 1,829,300 units of limited partnership interest in LCIF. Of the Common Shares so registered, 525,433 have been issued as of the date hereof.

DESCRIPTION OF COMMON SHARES

                  Under the Declaration of Trust, the Company has authority to issue 40,000,000 Common Shares, par value $.0001 per share. Under the Maryland General Corporation Law (the "MGCL"), shareholders generally are not responsible for a corporation's debts or obligations.
                  As of the date of this prospectus, the Company had outstanding 17,105,682 Common Shares and had reserved for possible issuance upon redemption of Units of partnership interest in its operating partnerships an additional 6,255,404 Common Shares. All of the Common Shares and any Common Shares issued upon redemption of Units are tradable without restriction under the Securities Act (unless such shares are held by affiliates of the Company), either pursuant to the registration statement of which this prospectus is a part, pursuant to registration rights granted by the Company or otherwise. See "Registration Rights."
                  No prediction can be made as to the effect, if any, that future sales of Common Shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Shares (including shares issued upon the redemption of Units or the exercise of options), or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

DESCRIPTION OF PREFERRED SHARES

                  Under the Declaration of Trust, the Company has authority to issue 10,000,000 Preferred Shares, 2,000,000 of which, designated as Class A Senior Cumulative Convertible Preferred Shares (the "Convertible Preferred Shares"), are outstanding as of the date of this prospectus, as described below. Preferred Shares may be issued from time to time, in one or more series, as authorized by the Board of Trustees of the Company. Prior to the issuance of shares of each series, the Board of Trustees is required by the MGCL and the Declaration of Trust to fix for each series, subject to the provisions of the Declaration of Trust regarding excess shares, $.0001 par value per share ("Excess Shares"), the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by MGCL. The Convertible Preferred Shares are, and any other class of Preferred Shares will, if issued, be fully paid and nonassessable and the Convertible Preferred Shares are not, and any other class of Preferred Shares will not, if issued, be subject to preemptive rights. The Board of Trustees could authorize the issuance of Preferred Shares with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Shares might believe to be in their best interests or in which holders of some, or a majority, of the Common Shares might receive a premium for their shares over the then market price of such Common Shares.


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
TERMS OF CLASS A SENIOR CUMULATIVE CONVERTIBLE PREFERRED SHARES

                  In December 1996, the Company entered into an agreement with Five Arrows providing for the sale of up to 2,000,000 Convertible Preferred Shares. In three separate closings in 1997, the Company sold all 2,000,000 Convertible Preferred Shares for an aggregate price of $25 million. The Convertible Preferred Shares, which are convertible into Common Shares on a one-for-one basis at $12.50 per share, subject to adjustment, are entitled to quarterly distributions equal to the greater of $.295 per share or the product of 1.05 and the per share quarterly distribution on Common Shares. The current quarterly dividend paid to the holder of the Convertible Preferred Shares is $0.315 per share. The Convertible Preferred Shares may be redeemed by the Company after five years at a 6% premium over the liquidation preference of $12.50 per share (plus accrued and unpaid dividends), with such premium declining to zero on or after December 31, 2011. Each Convertible Preferred Share is entitled to one vote and holders are entitled to vote on all matters submitted to a vote of holders of outstanding Common Shares. In connection with such sale, we have entered into certain related agreements with Five Arrows, providing, among other things, for certain demand and piggyback registration rights with respect to such shares and the right to designate a member or members of the Board of Trustees of the Company. Five Arrows' designee, John D. McGurk, is currently serving as a member of our Board of Trustees.

TERMS OF EXCHANGEABLE NOTES

                  In March 1997, we sold to an institutional investor in a private placement 8% Exchangeable Redeemable Secured Notes (the "Exchangeable Notes") in the aggregate principal amount of $25 million. The Exchangeable Notes are exchangeable at $13.00 per share for the Company's Common Shares beginning in the year 2000, subject to adjustment.

TRANSFER AGENT

                  The transfer agent and registrar for the Common Shares is ChaseMellon Shareholder Services LLC.


                              DESCRIPTION OF UNITS

                  The material terms of the Units, including a summary of certain provisions of LCIF's Partnership Agreement (the "Partnership Agreement"), are set forth below. The following description of the terms and provisions of the Units and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreement. For a comparison of the voting and other rights of holders of Units and our shareholders, see "Redemption of Units -- Comparison of Ownership of Units and Common Shares."

GENERAL

                  We are the sole stockholder of Lex GP-1, Inc., a Delaware corporation which is the general partner of the Operating Partnership. We are also the sole stockholder of Lex LP-1, Inc. ("Lex LP-1"), a Delaware corporation which holds, as of the date of this prospectus, a 73.0% limited partnership interest in the Operating Partnership. We indirectly hold Units in the Operating Partnership through these entities.

                  Holders of Units hold limited partner interests in the Operating Partnership, and all holders of Units are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. Each Unit may not receive distributions in the same amount as paid on each Common Share.

                  Holders of Units have the rights to which limited partners are entitled under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act (the "Act"). The Units have not been registered pursuant to the federal or state securities laws and are not listed on any exchange or quoted on any national market system.

PURPOSES, BUSINESS AND MANAGEMENT

                  The purpose of the Operating Partnership includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Act, except that the Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit us to continue to be classified as a REIT under Sections 856 through 860 of the Code, unless we cease to qualify as a REIT for reasons other than the conduct of the business of the Operating Partnership. Subject to the foregoing limitation, the Operating Partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

                  We, as sole stockholder of the general partner of the Operating Partnership, have the exclusive power and authority to conduct the business of the Operating Partnership subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of the business of the Operating Partnership by virtue of being a holder of Units.

ABILITY TO ENGAGE IN OTHER BUSINESSES; CONFLICTS OF INTEREST

                  The general partner may acquire assets directly and engage in activities outside of the Operating Partnership, including activities in direct or indirect competition with the Operating Partnership. Other persons (including officers, directors, employees, agents and other affiliates of the Company) are not prohibited under the Partnership Agreement from engaging in other business activities and will not be required to present any business opportunities to the Operating Partnership.

DISTRIBUTIONS; ALLOCATIONS OF INCOME AND LOSS

                  The Partnership Agreement provides for the distribution of Operating Cash Flow, as determined in the manner provided in the Partnership Agreement, to the Company and certain limited partners in proportion to their percentage interests in the Operating Partnership. "Operating Cash Flow" means, for any period, operating revenue from leases on real property investments, partnership distributions with respect to partnerships in which the Operating Partnership has interests and interest on uninvested funds and other cash investment returns, less operating expenses, capital expenditures, regularly scheduled principal and interest payments (exclusive of balloon payments due at maturity) on outstanding mortgage and other indebtedness and any reserves established by the general partner. Neither the Company nor the limited partners are entitled to any preferential or disproportionate distributions of Operating Cash Flow and in no event may a partner receive a distribution of Operating Cash Flow with respect to a Unit if such partner is entitled to receive a distribution of Operating Cash Flow with respect to a Common Share for which such Unit has been redeemed or exchanged. The Partnership Agreement generally provides for the allocation to the general partner and the limited partners of items of Operating Partnership income and loss in accordance with their representative percentage interests in the Operating Partnership.

BORROWING BY THE PARTNERSHIP

                  Without the consent of holders of a majority of Units held by limited partners admitted to the Operating Partnership upon the acquisition of their interests in Properties in exchange for Units in consideration therefore (the "Special Limited Partners"), the general partner is not authorized to cause the Operating Partnership to borrow money and to issue and guarantee debt.

REIMBURSEMENT OF COMPANY; TRANSACTIONS WITH THE GENERAL PARTNER AND ITS
AFFILIATES

                  Neither Lex GP-1 nor the Company receives any compensation for Lex GP-1's services as general partner of the Operating Partnership. Lex GP-1 and Lex LP-1, however, as partners in the Operating Partnership, have the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership will reimburse Lex GP-1 and the Company for all expenses incurred by them related to the operation of, or for the benefit of, the Operating Partnership. In the event that certain expenses are incurred for the benefit of the Operating Partnership and other entities (including us), such expenses are allocated by us, as sole stockholder of the general partner of the Operating Partnership, to the Operating Partnership and such other entities in a manner as we, as sole stockholder of the general partner of the Operating Partnership, in our sole and absolute discretion deem fair and reasonable. The Operating Partnership will reimburse us for all expenses incurred by us relating to any other offering of additional Units or capital stock (in such case based on the percentage of the net proceeds therefrom contributed to or otherwise made available to the Operating Partnership). The Operating Partnership also will reimburse us for all expenses we incur in connection with the registration statement of which this prospectus is a part. We have guaranteed the obligations of the Operating Partnership in connection with the redemption of the Units pursuant to this prospectus.

                  Except as expressly permitted by the Partnership Agreement, we and our affiliates may not engage in any transactions with the Operating Partnership except on terms that are fair and reasonable and no less favorable to the Operating Partnership than would be obtained from an unaffiliated third party.

LIABILITY OF GENERAL PARTNER AND LIMITED PARTNERS

                  Lex GP-1, as the general partner of the Operating Partnership, is ultimately liable for all general recourse obligations of the Operating Partnership to the extent not paid by the Operating Partnership. Lex GP-1 is not liable for the nonrecourse obligations of the Operating Partnership.

                  The limited partners of the Operating Partnership are not required to make additional contributions to the Operating Partnership. Assuming that a limited partner does not take part in the control of the business of the Operating Partnership and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of the limited partner for obligations of the Operating Partnership under the Partnership Agreement and the Act is limited, subject to certain limited exceptions, generally to the loss of the limited partner's investment in the Operating Partnership represented by his or her Units. The Operating Partnership will operate in a manner the general partner deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

EXCULPATION AND INDEMNIFICATION OF THE GENERAL PARTNER

                  The Partnership Agreement generally provides that Lex GP-1, as general partner of the Operating Partnership (and the Company as the sole stockholder of the general partner of the Operating Partnership) will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we carried out our duties in good faith. In addition, Lex GP-1 and the Company are not responsible for any misconduct or negligence on the part of their agents, provided Lex GP-1 and the Company appointed such agents in good faith. Lex GP-1 and the Company may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that Lex GP-1 and the Company reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

                  The Partnership Agreement also provides for indemnification of Lex GP-1 and the Company, the directors and officers of Lex GP-1 and the Company, and such other persons as Lex GP-1 and the Company may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the proceeding unless it is established that: (1) the act or omission of the indemnified person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified person actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

SALES OF ASSETS

                  Under the Partnership Agreement, Lex GP-1 generally has the exclusive authority to determine whether, when and on what terms the assets of the Operating Partnership will be sold. The Operating Partnership, however, is prohibited under the Partnership Agreement and certain contractual agreements from selling certain assets, except in certain limited circumstances. Lex GP-1 may not consent to a sale of all or substantially all of the assets of the Operating Partnership and a merger of the Operating Partnership with another entity requires the consent of holders of a majority of the outstanding Units held by the Special Limited Partners.

REMOVAL OF THE GENERAL PARTNER; TRANSFER; TRANSFER OF THE GENERAL PARTNER'S INTEREST

                  The Partnership Agreement provides that the limited partners may not remove Lex GP-1 as general partner of the Operating Partnership. Lex GP-1 may not transfer any of its interests as the general partner of the Operating Partnership and the Company may not transfer any of its indirect interests as a limited partner in the Operating Partnership except to each other or Lex LP-1 except in connection with a merger or sale of all or substantially all of its assets. We also may not sell all or substantially all of our assets, or enter into a merger, unless the sale or merger includes the sale of all or substantially all of the assets of, or the merger of, the Operating Partnership with partners of the Operating Partnership receiving substantially the same consideration as holders of Common Shares.

RESTRICTIONS ON TRANSFER OF UNITS BY LIMITED PARTNERS

                  Unit holders now may transfer, subject to certain limitations, the economic rights associated with their Units without the consent of the general partner, thereby eliminating the ability of the general partner to block, except in very limited circumstances, such assignments. However, a transferee will not be admitted to the Operating Partnership as a substituted limited partner without the consent of the general partner. In addition, Unit holders may dispose of their Units by exercising their rights to have their Units redeemed for Common Shares. See "Redemption of Units."

REDEMPTION OF UNITS

                  Subject to certain limitations and on certain specified dates, Unit holders may require that the Operating Partnership redeem their Units, by providing the Operating Partnership with a notice of redemption. The redeeming Unit holder will receive Common Shares in accordance with the terms set forth in the Partnership Agreement. See "Redemption of Units."

ISSUANCE OF ADDITIONAL LIMITED PARTNERSHIP INTERESTS

                  Lex GP-1 is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause the Operating Partnership to issue additional Units to itself, to the limited partners or to other persons for such consideration and on such terms and conditions as Lex GP-1 deems appropriate. In addition, Lex GP-1 may cause the Operating Partnership to issue additional partnership interests in different series or classes, which may be senior to the Units. Subject to certain exceptions, no additional Units may be issued to the Company, Lex GP-1 or Lex LP-1.

MEETINGS; VOTING

                  The Partnership Agreement provides that limited partners shall not take part in the operation, management or control of the Operating Partnership's business. The Partnership Agreement does not provide for annual meetings of the limited partners, and the Operating Partnership does not anticipate calling such meetings.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

                  The Partnership Agreement may be amended with the consent of Lex GP-1, Lex LP-1 and the Special Limited Partners representing a majority of Units held by such Special Limited Partners. Notwithstanding the foregoing, Lex GP-1 has the power, without the consent of the limited partners, to amend the Partnership Agreement in certain limited circumstances.

DISSOLUTION, WINDING UP AND TERMINATION

                  The Operating Partnership will continue until December 31, 2093, unless sooner dissolved and terminated. The Operating Partnership will be dissolved prior to the expiration of its term, and its affairs wound up upon the occurrence of the earliest of: (1) the withdrawal of Lex GP-1 as general partner without the permitted transfer of the Company's interest to a successor general partner (except in certain limited circumstances); (2) the sale of all or substantially all of the Operating Partnership's assets and properties; (3) the entry of a decree of judicial dissolution of the Operating Partnership pursuant to the provisions of the Act or the entry of a final order for relief in a bankruptcy proceeding of the general partner; or (4) the entry of a final judgment ruling that the general partner is bankrupt or insolvent. Upon dissolution, Lex GP-1, as general partner, or any liquidator will proceed to liquidate the assets of the Operating Partnership and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreement.

                               REGISTRATION RIGHTS

                  We have filed the registration statement of which this prospectus is a part pursuant to our obligations in conjunction with certain agreements entered into in connection with the acquisition of certain properties. Under these agreements, executed in conjunction with the parties listed therein, we are obligated to use our reasonable efforts to keep the registration statement continuously effective for a period expiring on the date on which all of the Common Shares covered by these agreements have been sold pursuant to the registration statement or Rule 144(k) of the Securities Act. Any shares that have been sold pursuant to such agreements, or have been otherwise transferred and new certificates for them have been issued without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of those agreements.

                  We have no obligation under these agreements to retain any underwriter to effect the sale of the shares covered thereby and the registration statement shall not be available for use for an underwritten public offering of such shares.

                  Pursuant to these agreements, we agreed to pay all expenses of effecting the registration of the Redemption Shares (other than underwriting discounts and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the registration statement.


                               REDEMPTION OF UNITS

GENERAL

                  Each Unit holder may, subject to certain limitations, require that the Operating Partnership redeem his or her Units, by delivering a notice to the Operating Partnership. We have provided a guaranty of the Operating Partnership's obligations. Upon redemption, such Unit holder will receive one Common Share (subject to certain anti-dilution adjustments) in exchange for each Unit held by such holder.

                  The Operating Partnership and the Company will satisfy any redemption right exercised by a Unit holder through our issuance of the Redemption Shares pursuant to this prospectus, whereupon we will acquire the Units being redeemed and will become the owner of the Units. Such an acquisition of Units by us will be treated as a sale of the Units by the redeeming Unit holders to us for federal income tax purposes. See "--Tax Treatment of Redemption of Units" below. Upon redemption, such Unit holder's right to receive distributions from the Operating Partnership with respect to the Units redeemed will cease. The Unit holder will have rights to dividend distributions as a shareholder of the Company from the time of its acquisition of the Redemption Shares.

                  A Unit holder must notify Lex GP-1 and us of his or her desire to require the Operating Partnership to redeem Units by sending a notice in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from us. A Unit holder must request the redemption of all Units held by such holder. No redemption can occur if the delivery of Redemption Shares would be prohibited under the provisions of the Declaration of Trust designed to protect our qualification as a REIT.

TAX TREATMENT OF REDEMPTION OF UNITS

                  The following discussion summarizes certain federal income tax considerations that may be relevant to a limited partner who exercises his right to redeem a Unit.

                  The Partnership Agreement provides that the redemption of Units will be treated by us, the Operating Partnership and the redeeming Unit holder as a sale of the Units by such Unit holder to us at the time of the redemption. Such sale will be fully taxable to the redeeming Unit holder.

                  The determination of gain or loss from the sale or other disposition will be based on the difference between the Unit holder's amount realized for tax purposes and his tax basis in such Unit. The amount realized will be measured by the fair market value of property received (e.g., Redemption Shares) plus the portion of the Operating Partnership's liabilities allocable to the Unit sold. In general, a Unit holder's tax basis is based on the cost of the Unit, adjusted for the holder's allocable share of Operating Partnership income, loss and distributions, and can be determined by reference to the Operating Partnership's Schedule K-1's. To the extent that the amount realized exceeds the Unit holder's basis for the Unit disposed of, such Unit holder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the Redemption Shares received upon such disposition. EACH UNIT HOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES RESULTING FROM A REDEMPTION OF ITS UNITS.

                  Generally, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unit holder's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

                  For individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange occurring after December 31, 1997 of a long-term capital asset (i.e., a capital asset held for more than 12 months) is 20%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions for "unrecaptured Section 1250 gain" (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules).

                  The Taxpayer Relief Act of 1997 (the "1997 Act") provides the IRS with the authority to issue regulations that could, among other things, apply these rates on a look-through basis in the case of "pass-through" entities such as the Operating Partnership. The IRS has not yet issued such regulations, and if it does not issue such regulations in the future, the rate of tax that would apply to the disposition of a Unit by an individual, trust or estate would be determined based upon the period of time over which such individual, trust or estate held such Unit, (i.e., whether the Unit is a long-term capital asset or a short-term capital asset). No assurances can be provided that the IRS will not issue regulations that would provide that the rate of tax that would apply to the disposition of a Unit by an individual, trust or estate would be determined based upon the nature of the assets of the Operating Partnership and the periods of time over which the Operating Partnership held such assets. Moreover, no assurances can be provided that such regulations would not be applied retroactively. If such regulations were to apply to the disposition of a Unit, any gain on such disposition likely would be treated partly as gain from the sale of a long-term capital asset, partly as gain from the sale of a short-term capital asset and partly as gain from the sale of depreciable real property.

                  There is a risk that a redemption by the Operating Partnership of Units issued in exchange for a contribution of property to the Operating Partnership may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. EACH UNIT HOLDER IS ADVISED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE WHETHER A REDEMPTION OF UNITS COULD BE SUBJECT TO THE DISGUISED SALE REGULATIONS.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON SHARES

             The information below highlights a number of the significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of Units and Common Shares, respectively. These comparisons are intended to assist Unit holders of the Operating Partnership in understanding how their investment will be changed if their Units are redeemed for Common Shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and Unit holders should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about the Company.

       THE OPERATING PARTNERSHIP                             THE COMPANY


                      FORM OF ORGANIZATION AND ASSETS OWNED



 The Operating Partnership is            We are a Maryland statutory
 organized as a Delaware limited         real estate investment trust.
 partnership. The Operating              We believe that we have
 Partnership owns interests              operated so as to qualify as a
 (directly through subsidiaries) in      REIT under the Code, commencing
 Properties.                             with our taxable year ended
                                         December 31, 1993, and intend to
                                         continue to so operate. Our
                                         interest in the Operating
                                         Partnership gives us an indirect
                                         investment in the properties owned
                                         by the Operating Partnership. In
                                         addition, we own (either directly
                                         or through interests in subsidiaries
                                         other than the Operating Partnership)
                                         interests in other Properties.



                              LENGTH OF INVESTMENT



 The Operating Partnership has a         We have a perpetual term and
 stated termination date of              intend to continue our
 December 31, 2093.                      operations for an indefinite
                                         time period.

                        PURPOSE AND PERMITTED INVESTMENTS



 The Operating Partnership's             Under our Declaration of Trust,
 purpose is to conduct any business      we may engage in any lawful
 that may be lawfully conducted by       activity permitted by the
 a limited partnership organized         General Corporation Law of the
 pursuant to the Act, provided that      State of Maryland. We are
 such business is to be conducted        permitted by the Partnership
 in a manner that permits the            Agreement to engage in
 Company to be qualified as a REIT       activities not related to the
 unless the Company ceases to            business of the Operating
 qualify as REIT. The Operating          Partnership, including
 Partnership may not take, or            activities in direct or
 refrain from taking, any action         indirect competition with the
 which, in the judgment of the           Operating Partnership, and may
 general partner (which is               own assets other than its
 wholly-owned by the Company) (i)        interest in the Operating
 could adversely affect the              Partnership and such other
 ability of the  Company to continue     assets necessary to carry out
 to qualify as a REIT, (ii) could        its responsibilities under the
 subject the general partner to any      Partnership Agreement and its
 additional taxes under Section 857      Declaration of Trust. In
 or Section 4981 of the Code, or         addition, we have no obligation
 any other Section of the Code, or       to present opportunities to the
 (iii) could violate any law or          Operating Partnership and the
 regulation of any governmental          Unit holders have no rights by
 body (unless such action, or            virtue of the Partnership
 inaction, is specifically               Agreement in any of our outside
 consented to by the general             business ventures.
 partner).


                              ADDITIONAL EQUITY



 The Operating Partnership is            The Board of Trustees may
 authorized to issue Units and           issue, in its discretion,
 other partnership interests             additional equity securities
 (including partnership interests        consisting of Common Shares or
 of different series or classes          Preferred Shares; provided,
 that may be senior to Units) as         that the total number of shares
 determined by the general partner,      issued does not exceed the
 in its sole discretion.                 authorized number of shares of
                                         capital stock set forth in the
                                         Company's Declaration of
                                         Trust. The proceeds of equity
                                         capital raised by the Company
                                         are not required to be
                                         contributed to the Operating
                                         Partnership.


                               BORROWING POLICIES


 The Operating Partnership has no        We are not restricted under our
 restrictions on borrowings, and         governing instrument from
 the general partner has full power      incurring borrowings. We are
 and authority to borrow money on        not required to incur our
 behalf of the Operating                 indebtedness through the
 Partnership.                            Operating Partnership.

                          OTHER INVESTMENT RESTRICTIONS



Other than restrictions precluding       Neither the Company's
investments by the Operating             Declaration of Trust nor its
Partnership that would adversely         By-laws impose any restrictions
affect the qualification of the          upon the types of investments
Company as a REIT, there are not         made by us.
restrictions upon the Operating
Partnership's authority to enter
into certain transactions, including
among others, making investments,
lending Operating Partnership funds,
or reinvesting the Operating
Partnership's cash flow and net sale
or refinancing proceeds.



                               MANAGEMENT CONTROL



 All management powers over the          The Board of Trustees has
 business and affairs of the             exclusive control over our
 Operating Partnership are vested        business and affairs subject
 in the general partner of the           only to the restrictions in the
 Operating Partnership, and no           Declaration of Trust and the
 limited partner of the Operating        By-laws. The Board of Trustees
 Partnership has any right to            consists of seven trustees,
 participate in or exercise control      which number may be increased
 or management power over the            or decreased by vote of at
 business and affairs of the             least a majority of the entire
 Operating Partnership except (1)        Board of Trustees pursuant to
 the general partner of the              the By-laws of the Trust, but
 Operating Partnership may not           may never be fewer than the
 dispose of all or substantially         minimum permitted by the
 all of the Operating Partnership's      General Corporation Law of the
 assets without the consent of the       State of Maryland. At each
 holders of two-thirds of the            annual meeting of the
 outstanding Units, and (2) there        shareholders, the successors of
 are certain limitations on the          the class of trustees whose
 ability of the general partner of       terms expire at that meeting
 the Operating Partnership to cause      will be elected. The policies
 or permit the Operating                 adopted by the Board of
 Partnership to dissolve. See            Trustees may be altered or
 "--Vote Required to Dissolve the        eliminated without a vote of
 Operating Partnership or the            the shareholders. Accordingly,
 Company" below. The general             except for their vote in the
 partner may not be removed by the       elections of trustees,
 limited partners of the Operating       shareholders have no control
 Partnership with or without cause.      over our ordinary business
                                         policies.

                                FIDUCIARY DUTIES



 Under Delaware law, the general         Under Maryland law, the
 partner of the Operating                trustees must perform their
 Partnership is accountable to the       duties in good faith, in a
 Operating Partnership as a              manner that they reasonably
 fiduciary and, consequently, is         believe to be in the best
 required to exercise good faith         interests of the Company and
 and integrity in all of its             with the care of an ordinarily
 dealings with respect to                prudent person   in a like
 partnership affairs. However,           position. Trustees of the
 under the Partnership Agreement,        Company who act in such a
 the general partner is under no         manner generally will not be
 obligation to take into account         liable to the Company for
 the tax consequences to any             monetary damages arising from
 partner of any action taken by it,      their activities.
 and the general partner is not
 liable for monetary damages for
 losses sustained or liabilities
 incurred by partners as a result
 of errors of judgment or of any
 act or omission, provided that the
 general partner has acted in good
 faith.

                    MANAGEMENT LIABILITY AND INDEMNIFICATION



As a matter of Delaware law, the           The Company's Declaration of
general partner has liability for          Trust provides that the
the payment of the obligations and         liability of the Company's
debts of the Operating Partnership         trustees and officers to the
unless limitations upon such               Company and its shareholders
liability are stated in the document       for money damages is limited to
or instrument evidencing the               the fullest extent permitted
obligation. Under the Partnership          under Maryland law. The
Agreement, the Operating Partnership       Declaration of Trust and state
has agreed to indemnify the general        law provide indemnification to
partner and any director or officer        trustees and officers to the
of the general partner from and            same extent that such trustees
against all losses, claims, damages,       and officers, whether serving
liabilities (joint or several)             the Company, or, at its
expenses (including legal fees and         request, any other entity, to
expenses), judgments, fines,               the full extent permitted under
settlements and other amounts              Maryland law.
incurred in connection with any
actions relating to the operations
of the Operating Partnership in
which the general partner or such
director or officer is involved,
unless: (1) the act was in bad faith
and was material to the action; (2)
such party received an improper
personal benefit; or (3) in the case
of any criminal proceeding, such
party had reasonable cause to
believe the act was unlawful. The
reasonable expenses incurred by an
indemnitee may be reimbursed by the
Operating Partnership in advance of
the final disposition of the
proceeding upon receipt by the
Operating Partnership of an
affirmation by such indemnitee of
his, her or its good faith belief
that the standard of conduct
necessary for indemnification has
been met and an undertaking by such
indemnitee to repay the amount if it
is determined that such standard was
not met.

                            ANTI-TAKEOVER PROVISIONS



 Except in limited circumstances        The Declaration of Trust and
 (see "Voting Rights" below), the       By-laws of the Company contain a
 general partner of the Operating       number of provisions that may
 Partnership has exclusive              have the effect of delaying or
 management power over the              discouraging an unsolicited
 business and affairs of the            proposal for the acquisition of
 Operating Partnership. The             the Company or the removal of
 general partner may not be             incumbent management. These
 removed by the limited partners        provisions include, among
 with or without cause. Under           others: (1) authorized capital
 the Partnership Agreement, a           shares that may be issued as
 limited  partner may transfer his      Preferred Shares in the
 or her interest as a limited           discretion of the Board of
 partner (subject to certain            Trustees, with superior voting
 limited exceptions set forth in        rights to the Common Shares; (2)
 the Partnership Agreement),            a requirement that trustees may
 without obtaining the approval         be removed only for cause and
 of the general partner except          only by a vote of holders of at
 that the general partner may, in       least 80% of the outstanding
 its sole discretion, prevent the       Common Shares; and (3)
 admission to the Operating             provisions designed to avoid
 Partnership of substituted             concentration of share ownership
 limited partners.                      in a manner that would
                                        jeopardize our status as a REIT
                                        under the Code.


                                VOTING RIGHTS



 All decisions relating to the          The Company is managed and
 operation and management of the        controlled by a Board of
 Operating Partnership are made         Trustees presently consisting of
 by the general partner. See            seven members. Each trustee is
 "Description of Units." As of          to be elected by the
 the date of this prospectus, the       shareholders at annual meetings
 Company held, through various          of the Company. Maryland law
 subsidiaries, approximately            requires that certain major
 73.0% of the outstanding limited       corporate transactions,
 partner units in LCIF. As Units        including most amendments to the
 are redeemed by partners, the          Declaration of Trust, may not be
 Company's percentage ownership         consummated without the approval
 of LCIF will increase.                 of shareholders as set forth
                                        below. All Common Shares have
                                        one vote, and the Declaration of
                                        Trust permits the Board of
                                        Trustees to classify and issue
                                        Preferred Shares in one or more
                                        series having voting power which
                                        may differ from that of the
                                        Common Shares. See "Description
                                        of Capital Shares."

       The following is a comparison of the voting rights of the limited partners of the Operating Partnership and the shareholders of the Company as they relate to certain major transactions:

A.     AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE DECLARATION OF TRUST.


 The Partnership Agreement may be      Amendments to the Company's
 amended with the consent of Lex       Declaration of Trust must be
 GP-1, Lex LP-1 and the Special        approved by the Board of Trustees
 Limited Partners representing a       and generally by at least
 majority of Units held by such        two-thirds of the votes entitled
 Special Limited Partners.             to be cast at a meeting of
 Certain amendments that affect        shareholders.
 the fundamental rights of a
 limited partner must be approved
 by each affected limited
 partner.  In addition, the
 general partner may, without the
 consent of the limited partners,
 amend the Partnership Agreement
 as to certain ministerial
 matters.


B.    VOTE REQUIRED TO DISSOLVE THE OPERATING PARTNERSHIP OR THE COMPANY.

The Operating Partnership may be       Under Maryland law, the Board of
dissolved upon the occurrence of       Trustees must obtain approval of
certain events, none of which          holders of at least two-thirds of
require the consent of the limited     the outstanding Common Shares in
partners.                              order to dissolve the Company.


C.    VOTE REQUIRED TO SELL ASSETS OR MERGE.


Under the Partnership Agreement,       Under Maryland law, the sale of
the sale, exchange, transfer or        all or substantially all of the
other disposition of all or            assets of the Company or merger
substantially all of the               or consolidation of the Company
Operating Partnership's assets         requires the approval of the
or a merger or consolidation of        Board of Trustees and holders of
the Operating Partnership              two-thirds of the outstanding
requires the consent of holders        Common Shares.  No approval of
of a majority of the outstanding       the shareholders is required for
Units held by the Special              the sale of less than all or
Limited Partners.  The general         substantially all of the
partner of the Operating               Company's assets.
Partnership has the exclusive
authority the sell individual
assets of the Operating
Partnership.

                   COMPENSATION, FEES AND DISTRIBUTIONS


The general partner does not           The non-employee trustees and
receive any compensation for its       officers of the Company receive
services as general partner of         compensation for their services.
the Operating Partnership.  As a
partner in the Operating
Partnership, however, the
general partner has the same
right to allocations and
distributions as other partners
of the Operating Partnership.
In addition, the Operating
Partnership will reimburse the
general partner (and the
Company) for all expenses
incurred relating to the ongoing
operation of the Operating
Partnership and any other
offering of additional
partnership interests in the
Operating Partnership.


                          LIABILITY OF INVESTORS


Under the Partnership Agreement        Under Maryland law, shareholders
and applicable state law, the          are not personally liable for
liability of the limited               the debts or obligations of the
partners for the Operating             Company.
Partnership's debts and
obligations is generally limited
to the amount of their
investment in the Operating
Partnership.


                           NATURE OF INVESTMENT


The Units constitute equity            Common Shares constitute equity
interests entitling each limited       interests in the Company.  The
partner to his pro rata share of       Company is entitled to receive
cash distributions made to the         its pro rata share of distributions
limited partners of the                made by the Operating Partnership
Operating Partnership.  The            with respect to the Units, and the
Operating Partnership generally        distributions made by the other
intends to retain and reinvest         direct subsidiaries of the Company.
proceeds of the sale of property       Each shareholder will be entitled to
or excess refinancing proceeds         his pro rata share of any dividends
in its business.                       or distributions paid with respect
                                       to the Common Shares. The dividends
                                       payable to the shareholders are not
                                       fixed in amount and are only paid
                                       if, when and as declared by the
                                       Board of Trustees. In order to
                                       continue to qualify as a REIT, we
                                       generally must distribute at least
                                       95% of our net taxable income
                                       (excluding capital gains), and any
                                       taxable income (including capital

                                       gains) not distributed will be subject to corporate income tax.


                       POTENTIAL DILUTION OF RIGHTS



The general partner of the             The Board of Trustees may issue,
Operating Partnership is               in its discretion, additional
authorized, in its sole                shares, and has the authority to
discretion and without limited         issue from authorized capital a
partner approval, to cause the         variety of other equity
Operating Partnership to issue         securities of the Company with
additional limited partnership         such powers, preferences  and
interests and other equity             rights as the Board of Trustees
securities for any partnership         may designate at the time.  The
purpose at any time to the             issuance of additional  shares
limited partners or to other           of either  Common Shares or
persons (including the general         other similar  equity securities
partner on terms established by        may result in the  dilution of
the general partner).                  the interests of the
                                       shareholders.



                                 LIQUIDITY

Limited partners may generally         The Redemption Shares will be
transfer their Units without the       freely transferable as
general partner's consent,             registered securities under the
except that the general partner        Securities Act.  The Common
may, in its sole discretion,           Shares are listed on the NYSE.
prevent the admission to the           The breadth and strength of this
Operating Partnership of               secondary market will depend,
substituted limited partners.          among other things, upon the
Each limited partner has the           number of shares outstanding,
right to tender his or her Units       the Company's financial results
for redemption by the Operating        and prospects, the general
Partnership. See "General" above.      interest in the Company's and
                                       other real estate investments, and the
                                       Company's dividend yield compared to that
                                       of other debt and equity securities.


                          FEDERAL INCOME TAXATION



The Operating Partnership is not       We have elected to be taxed as a
subject to federal income taxes.       REIT.  So long as we qualify as
Instead, each holder of Units          a REIT, we will be permitted to
includes its allocable share of        deduct distributions paid to our
the Operating Partnership's            shareholders, which effectively
taxable income or loss in              will reduce the "double
determining its individual             taxation" that typically results
federal income tax liability.          when a corporation earns income
The maximum federal income tax         and distributes that income to
rate for individuals under             its shareholders in the form of
current law is 39.6%.                  dividends.  A qualified REIT,
                                       however, is subject to federal
                                       income tax on income that is not
                                       distributed and also may be

                                       subject to federal income and
                                       excise taxes in certain
                                       circumstances.  The maximum
                                       federal income tax rate for
                                       corporations under current law
                                       is 35%.


A Unit holder's share of income        Dividends paid by us will be
and loss generated by the              treated as "portfolio" income
Operating Partnership generally        and cannot be offset with losses
is subject to the "passive             from "passive activities."  The
activity" limitations. Under the       maximum federal income tax rate
"passive activity" rules, income       for individuals under current
and loss from the Operating            law is 39.6%.  Distributions
Partnership that is considered         made by us to our taxable
"passive income" generally can         domestic shareholders out of
be offset against income and           current or accumulated earnings
loss from other investments that       and profits will be taken into
constitute "passive activities."       account by them as ordinary
Cash distributions from the            income. Distributions that are
Operating Partnership are not          designated as capital gain
taxable to a holder of a Unit          dividends generally will be
except to the extent such              taxed as long-term capital gain,
distributions exceed such              subject to certain limitations.
holder's basis in its interest         Distributions in excess of
in the Operating Partnership           current or accumulated earnings
(which will include such               and profits will be treated as a
holder's allocable share of the        non-taxable return of basis to
Operating Partnership's taxable        the extent of a shareholder's
income and nonrecourse debt).          adjusted basis in its Common
                                       Shares, with the excess taxed as
                                       capital gain.

Each year, holders of Units will       Each year, shareholders will
receive a Schedule K-1                 receive an Internal Revenue Service Form
containing detailed tax                1099 used by corporations to report
information for inclusion in           dividends paid to their shareholders.
preparing their federal income
tax returns.

Holders of Units are required,         Shareholders who are individuals
in some cases, to file state           generally will not be required
income tax returns and/or pay          to file state income tax returns
state income taxes in the states       and/or pay state income taxes
in which the Operating                 outside of their state of
Partnership owns property, even        residence with respect to our
if they are not residents of           operations and distributions.
those states.                          We may be required to pay state
                                       income taxes in certain states.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the issuance of the Redemption Shares.


                            DISTRIBUTIONS ON OP UNITS

         Our operating partnership structure enables us to acquire property by issuing to a seller, as a form of consideration, OP Units. All OP Units issued as of this date are redeemable at certain times into Common Shares on a one-for-one basis and certain of such OP Units require us to pay distributions to the holders thereof (although certain OP Units currently outstanding do not require current distributions). As a result, our cash available for distribution to holders of Common Shares and Convertible Preferred Shares is reduced by the amount of the distributions required by the terms of such OP Units, and the number of Common Shares that will be outstanding in the future is expected to increase, from time to time, as such OP Units and Convertible Preferred Shares are redeemed for or converted into Common Shares. The general partner of the Operating Partnership has the right to redeem the OP Units held by all, but not less than all, of the OP Unit holders under certain circumstances, including but not limited to a merger, sale of assets or other transaction by the Company or such partnerships which would result in a change of beneficial ownership in the Company or such partnership by 50% or more.

         As of the date of this prospectus, we have issued a total of 6,255,404 OP Units of which, in addition to these 1,817,458 Units, 1,472,976 are also currently redeemable for Common Shares. The average annualized distribution per OP Unit is $1.09. Of the total OP Units, 1,499,867 OP Units are owned by our affiliates including two members of our Board of Trustees.

                                   THE COMPANY


         We are a self-managed and self-administered REIT that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. As of the date of this prospectus, we own 67 properties or interests therein (the "Properties," and each a "Property"). Substantially all of our leases are "net leases," under which the tenant is responsible for all costs of real estate taxes, insurance, ordinary maintenance and structural repairs. The Properties are located in 29 states, have approximately 11.1 million net rentable square feet and, under the terms of their applicable leases, currently generate approximately $76.0 million in annual rent. Our portfolio is currently 98.5% leased. Our tenants, many of which are nationally recognized, include Bank One, Arizona, N.A., Circuit City Stores, Inc., The Hartford Fire Insurance Company, Honeywell, Inc., Kmart Corporation, Lockheed Martin Corporation, Northwest Pipeline Corporation, Ryder Integrated Logistics and Wal-Mart Stores, Inc. We believe that owning, acquiring and managing net leased properties results in lower operating expenses for us than we otherwise would incur through investments in properties which were not net leased.

         Our senior executive officers average 17 years of experience in the real estate investment and net lease business. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. Since January 1, 1998, we have also enhanced the value of its portfolio by acquiring $215.0 million of properties, aggregating approximately
3.7 million net rentable square feet and accounting for approximately $24.1 million in annual rent. In addition, we have entered into an agreement to purchase an additional property for $36.2 million, which is a build-to-suit property currently under construction and expected to be ready for delivery no later than January 2000. As part of our ongoing efforts, we expect to continue to effect portfolio and individual property acquisitions and dispositions, expand existing Properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness when advisable.

THE NET LEASE REAL ESTATE BUSINESS

         Under a typical net lease, the tenant is responsible for all costs of real estate taxes, insurance and ordinary maintenance. Investments in net leased properties can offer more predictable returns than investments in properties which are not net leased, as rising costs of operating net leased properties are typically absorbed by tenants. Investors in net leased properties have, historically, included limited partnerships, REITs, pension funds and finance subsidiaries of large corporations.

         Net leased properties are often acquired in sale/leaseback transactions. In a typical sale/leaseback transaction, the purchaser/landlord (such as the Company) acquires a property from an operating company and simultaneously leases the property back to the operating company under a long-term lease. A sale/leaseback transaction is structured to provide the purchaser/landlord with a consistent stream of income which typically increases periodically pursuant to the lease. Sale/leaseback transactions are advantageous to the seller/tenant as they (i) enable the seller/tenant to realize the value of its owned real estate while continuing occupancy on a long-term basis; (ii) may provide the seller/tenant with off-balance sheet financing; (iii) may provide the seller/tenant with increased earnings by replacing generally higher depreciation and mortgage interest costs with rental costs; and (iv) may reduce the seller's/tenant's debt-to-equity ratio.

INTERNAL GROWTH; EFFECTIVELY MANAGING ASSETS

         Leasing Strategies. We seek to extend our leases in advance of their expiration in order to maintain a balanced lease rollover schedule.

         Revenue Enhancing Property Expansions. We undertake expansions of our Properties based on tenant requirements. We believe that selective property expansions can provide us with attractive rates of return and actively seeks such opportunities.

         Opportunistic Property Sales. We may determine to sell a Property, either to the Property's existing tenant or to a third party, if we deem such disposition to be in our best interest. Since 1993, we have sold two properties. The restrictions applicable to REITs may limit our ability to dispose of a property. See "Federal Income Tax Considerations of Holding Shares in a REIT--Taxation of the Company--Income Tests."

         Tenant Relations. We maintain close contact with our tenants in order to understand their future real estate needs. We monitor the financial, property maintenance and other lease obligations of our tenants through a variety of means, including periodic reviews of financial statements and physical inspections of the Properties. We perform annual inspections of those Properties where we have an ongoing obligation with respect to the maintenance of the Property and for all Properties during each of the last three years immediately prior to lease expiration. Biannual physical inspections are undertaken for all other Properties.

ACQUISITION STRATEGIES

         We seek to enhance our net lease property portfolio through acquisitions of general purpose, efficient, well-located properties in growing markets. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. Prior to effecting any acquisitions, we analyze the (i) property's design, construction quality, efficiency, functionality and location with respect to the immediate submarket, city and region; (ii) lease integrity with respect to term, rental rate increases, corporate guarantees and property maintenance provisions; (iii) present and anticipated conditions in the local real estate market; and (iv) prospects for selling or re-leasing the property on favorable terms in the event of a vacancy. We also evaluate each potential tenant's financial strength, growth prospects, competitive position within its respective industry and a property's strategic location and function within a tenant's operations or distribution systems. We believe that our comprehensive underwriting process is critical to the assessment of long-term profitability of any investment by us.

         Operating Partnership Structure. The operating partnership structure enables us to acquire property by issuing to a seller, as a form of consideration, OP Units. We believe that this structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving our available cash for other purposes, including the payment of distributions. We have used OP Units as a form of consideration in connection with the acquisition of 22 of our Properties.

         Acquisitions of Portfolio and Individual Net Lease Properties. We seek to acquire portfolio and individual properties that are leased to creditworthy tenants under long-term net leases. We believe there is significantly less competition for the acquisition of property portfolios containing a number of net leased properties located in more than one geographic region than there is for single properties. We also believe that our geographical diversification, acquisition experience and access to capital will allow us to compete effectively for the acquisition of such net leased properties.

         Sale/Leaseback Transactions. We seek to acquire portfolio and individual net lease properties in sale/leaseback transactions. We selectively pursue sale/leaseback transactions with creditworthy sellers/tenants with respect to properties that are integral to the sellers'/tenants' ongoing operations. See "--The Net Lease Real Estate Business."

         Build-to-suit Properties. We may also acquire, after construction has been completed, build-to-suit properties that are entirely pre-leased to their intended corporate users before construction. As a result, we do not assume the risk associated with the construction phase of a project. We have entered into an agreement to acquire our third build-to-suit property with an expected delivery no later than January 2000.

         Acquisitions from Affiliated Net Lease Partnerships. We believe that net lease partnerships affiliated with us provide us with an opportunity to acquire properties with which we are already familiar. We have acquired 14 Properties or interests therein from our affiliated limited partnerships.

REIT QUALIFICATION REQUIREMENTS

         We elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for our taxable year ended December 31, 1993 and such election has not been revoked or terminated. We believe that we have been organized and have operated in a manner so as to qualify as a REIT for each of our taxable years ending prior to the date hereof and our current and proposed method of operation should enable us to continue to meet the requirements for qualification and taxation as a REIT.

REORGANIZATION OF THE COMPANY AS A MARYLAND REAL ESTATE INVESTMENT TRUST

         In December 1997, we reorganized as a Maryland business trust, in an effort to reduce franchise taxes for us in certain jurisdictions in which we own properties. The reorganization was effected by merging our predecessor, a Maryland corporation, with and into us. In the merger, each outstanding share of Common Stock and convertible preferred stock of our predecessor was converted into one Common Share or Preferred Share, as the case may be, of the Company. Each Common or Preferred Share entitles the holder thereof to the same voting rights to which such shareholder was entitled prior to the merger.

                                   MANAGEMENT

         Our trustees and senior executive officers are as follows:

NAME                     AGE                     OFFICE
----                     ---                     ------

E. Robert Roskind         53      Chairman of the Board of Trustees and Co-Chief
                                  Executive Officer(1)
Richard J. Rouse          52      Vice Chairman of the Board of Trustees and
                                  Co-Chief Executive Officer
T. Wilson Eglin           34      President, Chief Operating Officer and Trustee
Patrick Carroll           35      Chief Financial Officer and Treasurer
Stephen C. Hagen          56      Senior Vice President
Paul R. Wood              38      Vice President, Chief Accounting Officer and
                                  Secretary
Janet M. Kaz              35      Vice President
Philip L. Kianka          42      Vice President
Carl D. Glickman          72      Trustee(1)(2)
Kevin W. Lynch            45      Trustee(2)(3)
John D. McGurk            54      Trustee(1)(2)(3)
Seth M. Zachary           45      Trustee(2)(3)

(1)      Member, Executive Committee of the Board of Trustees.
(2)      Member, Audit Committee of the Board of Trustees.
(3)      Member, Compensation Committee of the Board of Trustees.

         E. ROBERT ROSKIND has served as the Chairman of the Board of Trustees and Co-Chief Executive Officer of the Company since October 1993. He founded The LCP Group, L.P. ("LCP") in 1973 and has been its Chairman since 1976. Prior to founding LCP, Mr. Roskind headed the real estate net lease financing area of Lehman Brothers Inc. He is also a general partner for a variety of entities which serve as the general partner of various partnerships that hold net leased real properties and other real estate or interests therein. Mr. Roskind is a director of Berkshire Realty Company, Inc., Krupp Government Income Trust I and Krupp Government Income Trust II.

         RICHARD J. ROUSE became the Vice Chairman of the Board of Trustees in April 1996, has served as the Co-Chief Executive Officer and a trustee of the Company since October 1993, and was the President of the Company from October 1993 until April 1996. Mr. Rouse was also a managing director of LCP. He had been associated with LCP since 1979 and had been engaged there in all aspects of net lease finance, acquisition and syndication and corporate financing transactions.

         T. WILSON EGLIN became the President of the Company in April 1996, has served as Chief Operating Officer of the Company since October 1993, has been a trustee of the Company since May 1994, and was the Executive Vice President of the Company from October 1993 until April

1996. Prior to his association with the Company, Mr. Eglin had been associated with LCP since 1987 and had been its Vice President-Acquisitions from 1990 to 1993. In connection with his responsibilities with LCP, Mr. Eglin was an officer of affiliated companies that own and manage over 400 net leased real properties and was involved in all aspects of real estate acquisition and finance, principally in net leased transactions.

         PATRICK CARROLL became the Chief Financial Officer of the Company in May 1998 and Treasurer in January 1999. From 1993 to May 1998, Mr. Carroll was a Senior Manager in the real estate practice of Coopers & Lybrand L.L.P., servicing both publicly and privately-held real estate entities.

         STEPHEN C. HAGEN has served as Senior Vice President of the Company since October 1996. From 1992 to 1994, Mr. Hagen was a principal of Pharus Realty Investments, a money manager in real estate stocks, and served as Chief Operating Officer of HRE Properties, a NYSE-listed REIT, from 1989 to 1992.

         PAUL R. WOOD has served as Vice President, Chief Accounting Officer and Secretary of the Company since October 1993. He had been associated with LCP from 1988 to 1993 and from 1990 to 1993 had been responsible for all accounting activities relating to the net leased properties managed by LCP and its affiliates. Prior to joining LCP, Mr. Wood was, from 1987 to 1988, associated with E.F. Hutton & Company Inc. as a senior accountant.

         JANET M. KAZ has served as Vice President of the Company since May 1995, and prior thereto served as Asset Manager of the Company since October 1993. Prior to her association with the Company, Ms. Kaz had been a member of LCP's property acquisition team from 1986 to 1990 and a member of LCP's asset management team from 1991 to 1993. Ms. Kaz was involved in all aspects of real estate acquisition, finance and management, principally in net leased transactions.

         PHILIP L. KIANKA joined the Company in 1997 as Vice President of Asset Management. Prior to joining us, from 1985 through 1997, Mr. Kianka served as a Vice President and Senior Asset Manager at Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co., Inc. Mr. Kianka was involved with real estate acquisitions, development and asset management for a national portfolio of diversified properties.

         CARL D. GLICKMAN has served as a trustee and a Chairman of the Executive Committee of the Board of Trustees of the Company since May 1994 and as a member of the Compensation Committee of the Board of Trustees until May 1998. He has been President of the Glickman Organization since 1953. He is on the Board of Directors of Alliance Tire & Rubber Co., Ltd., Bear, Stearns Companies, Inc. (an affiliate of Bear, Stearns & Co. Inc.), Kuala Healthcare, Inc., Infu-Tech, Inc., Jerusalem Economic Corporation Ltd. and OfficeMax Inc., as well as numerous private companies.

         KEVIN W. LYNCH has served as a trustee of the Company since May 1996 and is a founder and principal of The Townsend Group, an institutional real estate consulting firm founded in 1983. Prior to forming The Townsend Group, Mr. Lynch was a Vice President for Stonehenge Capital Corporation. Mr. Lynch has been involved in the commercial real estate industry since 1974, and is a director of First Industrial Realty Trust.

         JOHN D. MCGURK became a member of the Board in January 1997 as the designee of Five Arrows to the Board of Trustees. He is the founder and President of Rothschild Realty, Inc., the advisor to Five Arrows. Prior to starting Rothschild Realty, Inc. in 1981, Mr. McGurk served as a Regional Vice President for The Prudential Insurance Company of America where he oversaw its New York City real estate loan portfolio, equity holdings, joint ventures and projects under development. Mr. McGurk is a member of the Urban Land Institute, Pension Real Estate Association, Real Estate Board of New York and the National Real Estate Association, and is the President of the Trustee Committee of the Caedmon School.

         SETH M. ZACHARY has served as a trustee and a member of the Audit Committee and Compensation Committee of the Board of Trustees of the Company since November 1993. Since 1987, he has been a partner in the law firm of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company.


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         During 1998, we extended loans to each of Richard J. Rouse, Vice Chairman of the Board of Trustees and Co-Chief Executive Officer, and T. Wilson Eglin, President, Chief Operating Officer and a trustee, each in the amount of $998,875, to fund the purchase by each of these individuals of 65,500 Common Shares. These loans bear interest at a rate of 7.6% per annum, are secured by the Common Shares purchased by each of such individuals and are scheduled to mature in 2003.

         During 1998, we also issued an aggregate of 1,314,387 OP Units to certain officers and an officer's affiliates in exchange for their interests in certain partnerships and related contractual obligations. Of such OP Units, 627,874 were issued to E. Robert Roskind, Chairman of the Board of Trustees and Co-Chief Executive Officer, 646,217 were issued to affiliates of Mr. Roskind and 40,296 were issued to Richard J. Rouse, Vice Chairman of the Board of Trustees and Co-Chief Executive Officer.

          FEDERAL INCOME TAX CONSIDERATIONS OF HOLDING SHARES IN A REIT

GENERAL

         The following discussion summarizes the material federal income tax considerations to a prospective holder of Common Shares. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable for all security holders in the Company. It does not discuss all of the aspects of federal income taxation that may be relevant to a prospective security holder in light of his or her particular circumstances or to certain types of security holders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

         The information in this section is based on the Code (including the provisions of the 1997 Act, several of which are described herein), current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. The Company has not received any rulings from the IRS concerning the tax treatment of the Company. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

         EACH PROSPECTIVE PURCHASER OF THE SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

         General. The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for its taxable year ended December 31, 1993. The Company believes that it was organized, and has operated, in such a manner so as to qualify for taxation as a REIT under the Code and intends to conduct its operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that the Company has operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the actual results of the Company's operations for any one taxable year have satisfied or will continue to satisfy such requirements.

         The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

         If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: first, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of the acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Internal Revenue Service regulations that have not yet been promulgated).

         Requirements for Qualification. A REIT is a corporation, trust or association (i) which is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company expects to meet the ownership test immediately after the transaction contemplated herein. The Company may redeem, at its option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, the Company's Declaration of Trust includes restrictions regarding the transfer of its stock that are intended to assist the Company in continuing to satisfy requirements (v) and (vi). Moreover, for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to holders of its capital stock requesting information regarding the actual ownership of its capital stock, and the Company does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (vi) above, the Company will be treated as having met the requirement. See "Description of Common Shares" and "Description of Preferred Shares."

         In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and assets (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of gross income of the partnerships in which the Company owns an interest are treated as assets, liabilities and items of the Company for purposes of applying the requirements described herein.

         Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy certain gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities.

         Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property (subject to a de minimis exception applicable to the Company's tax years commencing on and after January 1, 1998 as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property ("Permissible Services").

         For the Company's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that the Company provides services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by the Company with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that the Company will be deemed to have received for performing "impermissible services" will be the greater of the actual amounts so received or 150% of the direct cost to the Company of providing those services.

         If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, it disclosed the nature and amounts of its items of gross income in a schedule attached to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. A 100% penalty tax would be imposed on the amount by which the Company failed the 75% or 95% test (whichever amount is greater), less an amount which generally reflects expenses attributable to earning the nonqualified income.

         Subject to certain safe harbor exceptions, any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

         Asset Tests. The Company must also satisfy three tests relating to the nature of its assets every quarter. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest or held by "qualified REIT subsidiaries" (as defined in the Code) of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering of the Company, cash, cash items and government securities). Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Company expects that substantially all of its assets will consist of (i) real properties, (ii) stock or debt investments that earn qualified temporary investment income, (iii) other qualified real estate assets, and (iv) cash, cash items and government securities. The Company may also invest in securities of other entities, provided that such investments will not prevent the Company from satisfying the asset and income tests for REIT qualification set forth above.

         If the Company inadvertently fails one or more of the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status, provided that (i) it satisfied all of the asset tests at the close of a preceding calendar quarter, and (ii) the discrepancy between the values of the Company's assets and the standards imposed by the asset test either did not exist immediately after the acquisition of any particular acquisition or was not wholly partly caused by such an acquisition. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

         Annual Distribution Requirement. With respect to each taxable year, the Company must distribute to its shareholders dividends (other than capital gain dividends) in an amount at least equal to the sum of (a) 95% of its "REIT Taxable income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (b) 95% of any after-tax net income from foreclosure property, minus the sum of certain items of "excess non-cash income." REIT Taxable Income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received. "Excess non-cash income" is the amount, if any, by which the sum of certain items of non-cash income exceeds 5% of REIT Taxable Income for the taxable year (determined without regard to the deduction for dividends paid and by excluding any net capital gain). With respect to the Company's taxable years commencing prior to January 1, 1998, these items of non-cash income for which relief from the distribution requirement is provided are (i) the excess of amounts includible in gross income due to the operation of Section 467 of the Code (relating to deferred rental agreements) over the amounts that would have been includible without regard to such provision, (ii) income from certain like-kind exchanges not eligible for tax-free treatment, and (iii) the amounts includible on gross income with respect to the amount that original issue discount obligations exceed the amount of money and fair market value of other property received during the taxable year under such instruments. With respect to the Company's tax years commencing on and after January 1, 1998, "excess non-cash income" described in clause (iii) above applies equally to REITs that use the accrual method of accounting for United States federal income tax purposes.

          The Company will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. With respect to its taxable years beginning on and after January 1, 1998, the Company may elect to retain rather than distribute, net long-term capital gain, and be subject to regular United States federal income tax thereon. For the consequences of such an election to the REIT's shareholders, see "Taxation of Taxable Shareholders." In addition, a nondeductible 4% excise tax is imposed on the excess of (i) 85% of the Company's ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (ii) the actual distribution to shareholders during the year (if any). Net operating losses generated by the Company may be carried forward but not carried back and used by the Company for 15 years (or 20 years in the case of net operating losses generated in the Company's tax years commencing on or after January 1, 1998) to reduce REIT Taxable Income and the amount that the Company will be required to distribute in order to remain qualified as a REIT. Net capital losses of the Company may be carried forward for five years (but not carried back) and used to reduce capital gains.

         In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT Taxable Income. However, the Company may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT Taxable Income, if the dividend is (i) declared before the regular or extended due date of the Company's tax return for such year and (ii) paid not later than the date of the first regular dividend payment made after the declaration (but in no case later than 12 months after the end of the year). For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by the Company in October, November of December of a calendar year, and payable to shareholders of record as of a specified date in such month of such year will be deemed to have been paid by the Company (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by the Company in January of the following calendar year. For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of its items of income, gain or deduction by the IRS, the Company may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in the Company's deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

         The Company believes that it has distributed and intends to continue to distribute to its shareholders an amount at least equal to 95% of the sum of (i) its REIT Taxable Income (determined without regard to the deduction for dividends paid and by excluding any net capital gains) and (ii) any after-tax net income from foreclosure properties less any "excess non-cash income," as those amounts are determined in good faith by the Company or its independent accountants. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make non-deductible expenditures (such as capital improvements or principal payments on debt) may cause the Company to recognize taxable income in excess of its net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the 95% requirement, the Company might find it necessary to arrange for short-term, or possibly long-term, borrowings.

         Failure to Qualify. If the Company fails to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, it would be subject to federal income tax (including applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

         If the Company's failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, the Company would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event the Company were to fail to qualify as a REIT in one year and subsequently requalify in a later year, the Company might be required to recognize taxable income based on the net appreciation in value of its assets as a condition to requalification. In the alternative, the Company may be taxed on the net appreciation in value of its assets if it sells properties within ten years of the date the Company requalifies as a REIT under federal income tax laws.

TAXATION OF TAXABLE SHAREHOLDERS

         As used herein, the term "U.S. shareholder" means a holder of Common or Preferred Shares who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or
(iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

         As long as the Company qualifies as a REIT, distributions made to the Company's U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deductions as to such amounts. For purposes of computing the Company's earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the Common Shares are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Shares and second to the Common Shares. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on any Preferred Shares.

         Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income pursuant to Section 291 of the Code. The Taxpayer Relief Act of 1997 (the "1997 Act") changed significantly the taxation of capital gains by taxpayers who are individuals, estates, or a trust. With respect to amounts designated as capital gain distributions, the IRS has released Notice 97-64 describing temporary regulations that will be issued to permit REITs to further designate such capital gain dividends as (i) a 20% rate gain distribution, or (ii) an unrecaptured Section 1250 gain distribution (taxed at a rate of 25%).

         Distributions in excess of current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. The Company will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

         Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from the Company will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation (including all individuals) and generally will not be able to offset any "passive losses" against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 63(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

         In general, dividends paid by the Company will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

         In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such shares. With respect to dispositions occurring after December 31, 1997, in the case of a domestic shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss subject to a 20% tax rate if such shares have been held for more than 12 months. In the case of a taxable U.S. shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distribution from the Company required to be treated by such shareholder as long-term capital gain.

         For the Company's taxable years commencing on or after January 1, 1998, the Company may elect to require the holders of shares to include the Company's undistributed net long-term capital gains in their income. If the Company makes such an election, the holders of shares will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately. With respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or a trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

BACKUP WITHHOLDING

         The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Shareholders" below. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders (persons other than (i) citizens or residents of the United States, (ii) corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source) and Non-U.S. Shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

         The Treasury Department has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules.

TAXATION OF NON-U.S. SHAREHOLDERS

         The following discussion is only a summary of the rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts (collectively, "Non-U.S. Shareholders"). Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

         Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below.

         For withholding tax purposes, the Company currently is required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the final regulations (discussed above), generally effective for distributions on or after January 1, 2000, the Company would be required to withhold at the 30% rate on distributions it reasonably estimates to be in excess of the Company's current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that the Company will be required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the Non-U.S. Shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any.

         For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief. The Company is required by applicable regulations to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

         Although the law is not entirely clear on the matter, it appears that amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares would be treated with respect to Non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. See "Taxation of Shareholders -- Taxation of Taxable Shareholders." Under that approach, Non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

         Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during specified testing period less than 50% in value of the share was held directly or indirectly by foreign persons. It is anticipated that the Company will be a "domestically controlled REIT." Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if
(i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such gain is attributable to an office or fixed place of business in the United States or such nonresident alien individual has a "tax home" in the United States and such gain is not attributable to an office or fixed place of business located outside the United States or, if such gain is attributable to an office or fixed place of business located outside the United States, it is not subject to foreign income tax equal to at least 10% of such gain. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on the intention of the Company to invest its assets in a manner that will avoid the recognition of UBTI by the Company, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares in the Company with debt, a portion of its income from the Company, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

         In addition, a pension trust that owns more than 10% of the Company is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's capital shares collectively own more than 50% of the value of the Company's capital shares.

         While an investment in the Company by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any gross UBTI that does arise from such an investment will be combined with all other gross UBTI of the Exempt Organization for a taxable year and reduced by all deductions attributable to the UBTI plus $1,000. Any amount then remaining will constitute UBTI on which the Exempt Organization will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. None of the Company, the Board of Trustees, or any of their Affiliates expects to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the Common Shares. Generally, IRS Form 990-T must be filed with the Service by April 15 of the year following the year to which it relates.

TAXATION OF REINVESTED DIVIDENDS

         Those holders of Common Shares who elect to participate in the Dividend Reinvestment Plan will be deemed to have received the gross amount of dividends distributed on their behalf by the Plan Agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by the Company and will retain their character and have the tax effects as described above. Participants that are subject to federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.

OTHER TAX CONSIDERATIONS

         Entity Classification. A significant number of the Company's investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and might preclude the Company from qualifying as a REIT.

         Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for federal income tax purposes rather than as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management, (iii) limited liability, and (iv) free transferability of interests. Under final Treasury Regulations which became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for federal income tax purposes, unless it specifically elects otherwise. The Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to January 1, 1997 so long as
(1) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS.

         The Company believes that each partnership in which it holds an interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

         Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). Special rules under 704(c) of the Code and the regulations thereunder tend to eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to the Company as a result of such sale.

                              PLAN OF DISTRIBUTION

         This prospectus relates to the possible issuance by us of the Redemption Shares if, and to the extent that, holders of Units tender such Units for redemption. We have registered the Redemption Shares for sale to provide the holders thereof with freely tradable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

         We will not receive any proceeds from the issuance of the Redemption Shares to holders of Units upon receiving a notice of redemption (but we will acquire from such holders the Units tendered for redemption). The Unit holders and any agents or dealers that participate in the distribution of Redemption Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of Redemption Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act of 1933, as amended.

         We may from time to time issue up to 1,817,458 Redemption Shares upon the acquisition of the Units tendered for redemption. We will acquire from each exchanging Limited Partner a Unit in exchange for each Redemption Share that we issue in connection with these acquisitions. Consequently, with each redemption, our interest in the Operating Partnership will increase.

                                     EXPERTS

         The consolidated financial statements and the consolidated financial statement schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended

December 31, 1997 and the statements of historical summary of revenue and certain operating expenses included in the Company's Current Reports on Form 8-K filed on July 1, 1998 and September 11, 1998, which have been incorporated by reference into this prospectus, have been so incorporated in reliance on the report of KPMG LLP, independent certified public accountants (incorporated by reference) and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters, including the validity of the securities described herein, will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Seth M. Zachary, a partner of Paul, Hastings, Janofsky & Walker LLP, is presently serving as a member of the Board of Trustees of the Company.

================================================================================

         NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE REDEMPTION SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE REDEMPTION SHARES OFFERED BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.




                                1,817,458 Shares




                               LEXINGTON CORPORATE
                                PROPERTIES TRUST




                                  Common Shares




                                   PROSPECTUS




                                January 26, 1999

================================================================================